

David Baumgartner · 3rd

Managing Director

Houston, Texas · 500+ connections · **Contact info**

 **Kerogen Ventures LL**

Experience



Managing Director

Kerogen Ventures LLC

Nov 2016 – Present · 3 yrs 7 mos

Houston, Texas

• Business Development, Mergers and Acquisitions (M&A), Project Financing, Equity Capital Raise Advisory, Project Management, Single Family Office (SFO), Upstream Oil & Gas Projects, Esports Gaming, Education Technology, New Ventures, International E&P, LNG, Commercial Strategy and Agreements

• Wide Geographic Experience: Texas, US Gulf Coast, North Africa, Middle East, Africa (North and West), Eastern Europe, Russia, Indonesia, South Korea

...see mor



Co-Founder and Board Member

Valhalla Esports Lounge

Jul 2018 – Present · 1 yr 11 mos

Austin, Texas



Director of Business Development at Noble Energy New Ventures LLC

Noble Energy

May 2013 – Nov 2016 · 3 yrs 7 mos

Houston, Texas Area

Business Development and Commercial Activities, Noble Energy Global New Ventures

* Lead exploration opportunity oriented Business Development and Commercial Activities
* Lead Discovered Resource Opportunity (DRO) investment/funding project   **...see mor**



Business Development Lead and Senior Negotiator postions

Marathon Oil Company

Apr 2001 – May 2013 · 12 yrs 2 mos

Houston, Texas

* Business Development leader roles for new business opportunities
* Senior Commercial Negotiator in lead roles for large Acquisitions & Divestitures
* Senior Negotiator for International New Ventures
* Negotiations in oil and gas contract, property acquisitions and divestitures. Develc **...see mor**



Sakhalin Energy

9 yrs 4 mos



Treasury and Accounting Manager

Jan 1996 – Apr 2001 · 5 yrs 4 mos

Moscow, Russian Federation

(JV of Shell, Marathon, Mitsubishi, and Mitsui)
• Established and managed the Treasury organization for the Sakhalin II oil/gas/LNG project joint venture company (for partners Shell, Mitsubishi, Mitsui, and Marathon) with a multi Billion dollar total capital budget. Built up and managed the Treasury department and staff **...see mor**



Office Manager

Jan 1992 – Feb 1996 · 4 yrs 2 mos

Yuzhno-Sakhalinsk, Russian Federation

Office Manager (Sakhalin Energy Investment Company, Yuzhno-Sakhalinsk, Russia)
• Opened first office for a foreign oil company on Sakhalin island. On behalf of Marathon and partners in the Sakhalin II project, opened new joint venture office as Office Manager for Sakhalin II project. **...see mor**

Education



The Ohio State University

Bachelor of Science Degree, Accounting



Bowling Green State University

Master's Degree, MBA

Licenses & Certifications

CPA License
State of Texas

Volunteer Experience



Board Member, United Nations Children's Fund, Houston Counsel
UNICEF

Children

Served as Member of the Board of Directors of the Houston Council for UNICEF, the U.S. component of the United Nations Children's Fund.



Chairman Board of Directors, Junior Achievement of Russia
Junior Achievement USA

Education

Served as a Director and subsequently as Chairman of the Board of Directors of Junior Achievement of Russia.

Junior Achievement of Russia is a nationwide non-profit educational organization with over 350,000 students and 6500 certified teachers active in the educational program, providing a curriculum taught within the Russian public school curriculum and regional universities with a focus on applied economics and business ethics.

Previously, taugh Applied Economics in Junior Achievement at High School and College level classes in Yuzhno-Sakhalinsk, Sakhalin Oblast Region, Russia.

Robotics
Houston Robotics TXRX Labs

Education

Show 1 more experience ⌄

Skills & Endorsements

Upstream · 99+

Endorsed by **Robert Young and 15 others who**   Endorsed by **9 of David's colleagues at N**

 **are highly skilled at this**

 **Energy**

Natural Gas · 99+

 Endorsed by **Steve Daniels and 5 others who are highly skilled at this**

 Endorsed by **5 of David's colleagues at N Energy**

Petroleum · 98

 Endorsed by **Robert Young and 17 others who are highly skilled at this**

 Endorsed by **4 of David's colleagues at N Energy**

Show more ⌄



